UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                    SeeBeyond Technology Corporation
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                              815704101
                            (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    13G

CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,051,326
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,017,726
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,051,326

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.4%

12)        TYPE OF REPORTING PERSON*

             HC






                                    13G

CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Limited LP, LLLP
            Tax Identification No. 41-1970247

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,014,576
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,014,576
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,014,576

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.4%

12)        TYPE OF REPORTING PERSON*

             PN


                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G
                 Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           SeeBeyond Technology Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           404 East Huntington Drive
           Monrovia, CA  91016-3633

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Norwest Limited LP, LLLP

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA 94104
               Palo Alto, CA  94301

           2.  Norwest Limited LP, LLLP
               Sixth and Marquette
               Minneapolis, MN  55479

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Norwest Limited LP, LLLP:  Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           815704101

Item 3     The person filing is a:

           Not applicable.

Item 4     Ownership:

           See Items 5-11 of each cover page.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 1, 2002

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary


                                AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo &
Company on its own behalf and on behalf of Norwest Limited LP, LLLP.

Dated:  February 1, 2002

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

NORWEST LIMITED LP, LLLP



By:  /s/ James E. Hanson
	Tiberius Ventures, LLC, as general partner of
Norwest Limited LP, LLLP
James E. Hanson, Executive Vice President and
Chief Financial Officer




                               ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

     Norwest Limited LP, LLLP
     Wells Fargo Bank Minnesota, National Association